Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

December 6, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10454
FT Equity Allocation ETF Model Portfolio, 1Q ’23
(the “Trust”)
CIK No. 1943973 File No. 333-268373

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

General

1.Please confirm that the valuation disclosure in the Registration Statement has been updated per Rule 2a-5.

Response:The Trust confirms all valuation disclosure in the Registration Statement is accurate and in compliance with Rule 2a-5.

Portfolio

2.While all the ETFs and investment percentages will be listed in the “Schedule of Investments,” the Staff understands from prior responses that only those ETFs that comprise 20% or more of a Trust’s portfolio are specifically identified in the “Portfolio” section of the prospectus. Please confirm that appropriate disclosure will be added to the Trust’s prospectus if, based on the Trust’s final portfolio, the Trust contains any individual ETFs that comprise 20% or more of its portfolio.

Response:The Trust confirms that appropriate disclosure will be added to the Trust’s prospectus if, based on the final portfolio, the Trust contains any individual ETFs that comprise 20% or more of its portfolio.

3.If the Trust will be concentrated in any of the sectors specifically mentioned in the “Portfolio Selection Process” section, please add appropriate disclosure.

Response:The Trust confirms that appropriate disclosure will be added to the Trust’s prospectus if, based on the final portfolio, the Trust is concentrated in any sector.

4.The Staff notes that the disclosure states, “…ETFs that invest in common stocks across all market capitalizations, across all MSCI GICS(R) sectors, and [emphasis added] in U.S. and non-U.S. companies.” Please change “and” to “and/or.”

Response:The disclosure will be revised in accordance with the Staff’s comment.

5.The Staff notes that the disclosure states, “The remaining approximately 30% of the portfolio invests in approximately six narrowly focused First Trust(R) ETFs that invest in common stocks of companies in the communication services, consumer discretionary, energy, financials, health care, industrials and [emphasis added] information technology sectors.” Assuming that the ETFs could invest in more of these sectors, please change the “and” to “and/or.”

Response:The disclosure will be revised in accordance with the Staff’s comment.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon